UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: June 30, 2025

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, June 30, 2025 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Toru Nakashima) hereby announces that, on June 27, 2025 (Eastern Daylight Time), the Company filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of the Company’s American Depositary Receipts may request a hard copy of the Company’s complete audited financial statements free of charge through the Company’s website.

Attachment:

(Reference 1) Consolidated Financial Statements (IFRS)

(Reference 2) Reconciliation with Japanese GAAP

This document contains a summary of the Company’s consolidated financial information under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2025. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statements of Financial Position

		(In millions)
	At March 31, 2024	At March 31, 2025
Assets:
Cash and deposits with banks	¥78,750,443	¥76,669,401
Call loans and bills bought	5,336,280	5,200,789
Reverse repurchase agreements and cash collateral on securities borrowed	14,148,667	22,076,009
Trading assets	6,512,061	6,176,613
Derivative financial instruments	9,909,272	8,313,016
Financial assets at fair value through profit or loss	2,376,129	2,902,969
Investment securities	30,149,837	33,546,133
Loans and advances	121,716,465	125,190,819
Investments in associates and joint ventures	1,552,645	1,588,820
Property, plant and equipment	1,347,093	1,319,002
Intangible assets	1,025,548	1,091,194
Other assets	8,327,942	7,983,972
Current tax assets	61,175	43,157
Deferred tax assets	58,080	63,176

Total assets	¥281,271,637	¥292,165,070

Liabilities:
Deposits	¥182,097,319	¥190,022,742
Call money and bills sold	3,138,049	4,378,277
Repurchase agreements and cash collateral on securities lent	20,166,958	27,791,101
Trading liabilities	4,924,490	4,838,439
Derivative financial instruments	11,877,473	9,303,258
Financial liabilities designated at fair value through profit or loss	498,284	597,846
Borrowings	16,107,158	12,697,699
Debt securities in issue	14,075,084	14,387,415
Provisions	231,319	333,301
Other liabilities	11,025,782	10,821,441
Current tax liabilities	170,284	239,190
Deferred tax liabilities	680,339	265,767

Total liabilities	264,992,539	275,676,476

Equity:
Capital stock	2,344,038	2,345,961
Capital surplus	663,265	663,063
Retained earnings	7,769,222	7,836,548
Treasury stock	(167,671)	(38,512)

Equity excluding other reserves	10,608,854	10,807,060
Other reserves	4,070,834	3,663,135

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	14,679,688	14,470,195
Non-controlling interests	137,066	150,022
Equity attributable to other equity instruments holders	1,462,344	1,868,377

Total equity	16,279,098	16,488,594

Total equity and liabilities	¥281,271,637	¥292,165,070

Consolidated Income Statements

	(In millions, except per share data)
	For the fiscal year ended March 31,

	2024	2025

Interest income	¥5,944,398	¥6,716,741

Interest expense	4,053,635	4,202,307

Net interest income	1,890,763	2,514,434

Fee and commission income	1,469,847	1,631,319

Fee and commission expense	233,715	314,931

Net fee and commission income	1,236,132	1,316,388

Net trading income (loss)	349,520	(186,688)

Net income from financial assets and liabilities at fair value through profit or loss	323,217	43,524

Net investment income	29,844	78,969

Net gains (losses) arising from derecognition of financial assets at amortized cost(1)	1,550	(32,179)

Other income(1)	112,208	105,717

Total operating income(1)	3,943,234	3,840,165

Impairment charges on financial assets	205,096	411,278

Net operating income(1)	3,738,138	3,428,887

General and administrative expenses	2,229,701	2,421,732

Other expenses(1)	461,018	495,587

Operating expenses(1)	2,690,719	2,917,319

Share of post-tax profit of associates and joint ventures	160,370	142,678

Profit before tax	1,207,789	654,246

Income tax expense	312,039	137,802

Net profit	¥895,750	¥516,444

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥873,346	¥478,132

Non-controlling interests	8,641	6,676

Other equity instruments holders	13,763	31,636

Earnings per share(2):

Basic	¥219.04	¥122.40

Diluted	218.98	122.36

Consolidated Statements of Comprehensive Income

	(In millions)
	For the fiscal year ended March 31,

	2024	2025

Net profit	¥895,750	¥516,444

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans:

Gains (losses) arising during the period, before tax	50,358	(37,183)

Equity instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	1,646,992	(137,279)

Own credit on financial liabilities designated at fair value through profit or loss:

Gains (losses) arising during the period, before tax	(11,900)	9,511

Share of other comprehensive income (loss) of associates and joint ventures	(14)	(595)

Income tax relating to items that will not be reclassified	(510,012)	15,442

Total items that will not be reclassified to profit or loss, net of tax	1,175,424	(150,104)

Items that may be reclassified subsequently to profit or loss:

Debt instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	(140,412)	144,649

Reclassification adjustments for (gains) losses included in net profit, before tax	110,509	15,186

Exchange differences on translating foreign operations:

Gains (losses) arising during the period, before tax	528,441	(32,479)

Reclassification adjustments for (gains) losses included in net profit, before tax	(11,258)	(640)

Share of other comprehensive income (loss) of associates and joint ventures	13,210	40,492

Income tax relating to items that may be reclassified	9,226	(42,668)

Total items that may be reclassified subsequently to profit or loss, net of tax	509,716	124,540

Other comprehensive income (loss), net of tax	1,685,140	(25,564)

Total comprehensive income	¥2,580,890	¥490,880

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥2,555,100	¥452,475

Non-controlling interests	12,027	6,769

Other equity instruments holders	13,763	31,636

(1)

“Net gains (losses) arising from derecognition of financial assets at amortized cost” previously included in “Other income” and “Other expenses,” respectively, were presented separately for the fiscal year ended March 31, 2025. The comparative amounts of the consolidated income statements have been reclassified to conform to the current presentation.

(2)

As resolved by the board of directors on May 15, 2024, the Company implemented a stock split of its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the fiscal year ended March 31, 2024.

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2025

	Total equity	Net profit

IFRS	¥ 16,488.6	¥ 516.4

Differences arising from different accounting for:

1. Scope of consolidation	67.7	(8.1)

2. Derivative financial instruments	(224.4)	417.9

3. Investment securities	(518.8)	601.9

4. Loans and advances	515.9	103.0

5. Investments in associates and joint ventures	253.9	(14.0)

6. Property, plant and equipment	(2.6)	2.2

7. Lease accounting	7.2	2.2

8. Defined benefit plans	472.4	69.1

9. Deferred tax assets	(108.5)	(32.6)

10. Foreign currency translation	-	(20.8)

11. Classification of equity and liability	(1,890.5)	(38.6)

Others	(153.3)	(69.1)

Tax effect of the above	(66.1)	(342.6)

Japanese GAAP	¥ 14,841.5	¥ 1,186.9

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects – Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on June 27, 2025 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the Group consolidates an entity when it “controls” the entity. In general, the Group considers that it controls an entity when it has the existing rights that give it the current ability to direct the operating and financing policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

All types of entities, irrespective of their purpose or legal form, are consolidated under IFRS when the substance of the relationship between the entities and the Group indicates that the entities are controlled by the Group. Therefore, certain entities such as securitization vehicles which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The Group applies hedge accounting under Japanese GAAP. However, the qualifying criteria for certain hedge accounting under IFRS are more rigorous than those under Japanese GAAP. Therefore, except for fair value hedge accounting and hedge accounting for net investments in foreign operations the Group applies under IFRS, the effects of hedge accounting under Japanese GAAP have been reversed under IFRS.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Under Japanese GAAP, stocks and financial instruments similar to stocks that are not traded in an active market, such as unlisted stocks, are measured at cost if they are classified as available-for-sale, whereas, under IFRS, those are measured at fair values determined by using valuation techniques.

(Changes in fair value of investment securities)

•

Under Japanese GAAP, the changes in fair value of available-for-sale financial assets are recognized in other comprehensive income and subsequently transferred to profit or loss on their disposal. Under IFRS, the Group made an irrevocable election for some equity instruments to present subsequent changes in fair value in other comprehensive income. The changes in fair value of those equity instruments presented in other comprehensive income are not subsequently transferred to profit or loss.

•

Some available-for-sale financial assets under Japanese GAAP, including investment funds, are classified as financial assets measured at fair value through profit or loss, and therefore the changes in their fair values are recognized in profit or loss under IFRS.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the allowance for loan losses is calculated based on credit assessments at the end of the reporting period. A collective allowance is calculated using historical loss experience based on historical results according to the obligor grade, adding forward looking information as appropriate. The allowance for specifically identified significant loans is calculated by the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the relevant loan. For the remaining loans, an individual allowance is calculated based on the estimated uncollectible amount considering historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows.

•

Under IFRS, measurement of expected credit losses (“ECL”) depends on whether the credit risk on the financial asset has increased significantly since initial recognition. If there is not a significant increase in credit risk on that financial asset since initial recognition, an allowance is measured at an amount equal to 12-month expected credit losses. Otherwise, an allowance is measured at an amount equal to lifetime expected credit losses. The allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate, which differs from the calculation of the DCF method under Japanese GAAP. The scope of loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. ECL are measured in a way that reflects not only past events, but also current conditions and forecasts of future economic conditions.

(Loan origination fees and costs)

•

Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement as incurred. Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

Classification of equity and liability (Item 11)

•

Under IFRS, a financial instrument or its component parts are classified as equity instruments or financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and equity instruments. A financial instrument is classified as a financial liability if there is a contractual obligation to deliver cash or another financial asset other than a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. In the absence of such a contractual obligation, the financial instrument is classified as an equity instrument.